

02005579

) STATES
CHANGE COMMISSION
1, D.C. 20549

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SEC FILE NUMBER
8-16935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BARCLAY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

693 Fifth Avenue, 18th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen 212-421-9303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ORAM, YELON &BERNSTEIN, P.C.
(Name — *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2150 New York N.Y. 10170
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BEATE BOLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARCLAY INVESTMENTS, INC, as of NOVEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Kathleen R. Zaccaro
Notary Public, State of New York
No. 01ZA5070610
Qualified in Westchester County
Commission Expires on May 14, 20 03



Signature

BEATE BOLEN

Title CFO



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Barclay Investments, Inc.

We have audited the accompanying consolidated statements of financial condition of Barclay Investments, Inc., and subsidiaries as of November 30, 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. and subsidiaries as of November 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17A-5 on the Securities and Exchange Commissions. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statement taken as a whole.

New York, New York
January 22, 2002

Oram, Yelon + Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.

420 Lexington Avenue, New York, NY 10170 / 212-953-0500 / Fax 212-953-0995

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Financial Condition
November 30, 2001

ASSETS

Cash and Cash Equivalents	$3,696,452
Accounts Receivable from Brokers and Clearing Organizations	3,668,389
Other Accounts Receivable	162,542
Investments in Affiliates	112,034
Securities Owned Not Readily Marketable, at Cost:	
Corporate Stocks	20,100
Property and Equipment, Net	312,366
Prepaid Expenses and Other Assets	85,306
Deferred Tax Expense	58,100
Total Assets	$8,115,289

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions Payable	$2,432,533
Accounts Payable and Other Accrued Expenses	3,560,767
Income Taxes Payable	239,466
Stock Redemptions Payable	34,018
Total Liabilities	$6,266,784
Stockholders' Equity:	
Common Stock, $.10 Par Value	90,429
Additional Paid in Capital	1,736,843
Retained Earnings	878,281
Total Stockholders' Equity	2,705,553
Treasury Stock, 425,219 Shares at Cost	(857,048)
Net Stockholders' Equity	1,848,505
Total Liabilities and Stockholders' Equity	$8,115,289

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Income
Year Ended November 30, 2001

Revenues:	
Commissions	$ 330,906
Net Gain on Trading Activities	25,923,762
Interest and Dividends	90,802
Other Revenues	1,614,800
Total Revenues	27,960,270
Trading Expenses:	
Commissions	17,004,228
Clearing Fees	551,947
Interest Expense	50,554
Total Trading Expenses	17,606,729
Operating Expenses:	
Base Compensation and Benefits	7,626,451
Rent	192,206
Travel and Entertainment	431,017
Communications and Telephone	105,589
Supplies and Postage	49,222
Insurance	14,775
Regulatory Fees	27,534
Information Systems	539,382
Professional Fees	406,648
Depreciation and Amortization	77,437
Other Operating Expenses	274,280
Contributions	73,900
Total Operating Expenses	9,818,441
Operating Income Before Provision for Income Taxes	535,100
Provision for Income Taxes	235,000
Operating Income Before Extraordinary Item	300,100
Extraordinary Item - Net of Income Taxes (Note 10)	174,000
Comprehensive Income	$ 474,100

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Changes in Stockholders' Equity
Year Ended November 30, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, November 30, 2000	$90,429	$1,961,843	$ 404,181	$(565,485)
Repurchase of 214,929 Shares of Common Stock				(391,563)
Sale of 28,147 Shares of Treasury Stock				100,000
Redemption of Class E Preferred (Note 5)		(225,000)		
Net Income			474,100	
Balance, November 30, 2001	$90,429	$1,736,843	$ 878,281	$(857,048)

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Cash Flows
Year Ended November 30, 2001

Operating Activities:	
Net Income	$ 474,100
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation and Amortization	77,437
Deferred Income Taxes	15,600
Change In:	
Accounts Receivable from Brokers and Clearing Organizations	(3,082,774)
Other Accounts Receivable	42,642
Securities Owned	74
Prepaid Expenses and Other Assets	(3,630)
Commissions Payable	(359,516)
Accrued Income Taxes	58,158
Payable to Brokers and Dealers	(5,822)
Accounts Payable and Other Accrued Expenses	3,027,004
Total Adjustments	(230,827)
Net Cash Provided by Operating Activities	243,273
Investing Activities:	
Acquisition of Property and Equipment	(100,089)
Investments in Affiliates	(10,528)
Net Cash Used in Investing Activities	(110,617)
Financing Activities:	
Repurchase of Common Stock	(391,563)
Payments on Redemption of Class E Preferred Stock	(225,000)
Payments on Stock Redemption Note	(11,338)
Proceeds from Sales of Treasury Stock	100,000
Net Cash Used in Financing Activities	(527,901)
(Decrease) in Cash and Cash Equivalents	(395,245)
Cash and Cash Equivalents, Beginning of Year	4,091,697
Cash and Cash Equivalents, End of Year	$3,696,452

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Cash Flows (Continued)
Year Ended November 30, 2001

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 56,309
Income Taxes	276,023

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Notes to Consolidated Financial Statements
November 30, 2001

1. Summary of Significant Account Policies

A. Organization:

Barclay Investments, Inc. (the Company) offers investment advice and execution services to selected institutions involved in domestic and foreign fixed-income markets. Until April 30, 1999, the Company, through its general securities division, acted as an underwriter and selling group member in equity and debt offerings, conducted a general securities business and an investment banking business.

BFM, Inc. (BFM), a wholly owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (SEC). BFM was organized to provide investment advice to mutual fund companies.

The Company has established various entities which collectively allow it to participate as an advisor to funds engaged in global fixed income and equity arbitrage strategies. The relevant entities include:

Concordia Management Corp. (CMC), a wholly owned subsidiary which acts as general partner of Concordia, 1, L.P., an investment vehicle engaged in global fixed income and equity arbitrage strategies.

A 1% interest in Concordia Offshore Management, Ltd., (COM), a Bermuda Corporation which serves as general partner of Concordia Partners, L.P., a Bermuda partnership engaged in strategies similar to Concordia 1, L.P.

An income interest in Concordia Advisors, LLC, an investment sub-advisor to Concordia 1, L.P. and Concordia Partners, L.P.

B. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the wholly owned subsidiaries described in Note 1A. The Company's ownership in Concordia Advisors, LLC is reported on the equity basis. All material intercompany balances and transactions are eliminated in consolidation.

C. Clearing Operations:

All company and customer transactions are cleared on a fully disclosed basis through independent broker-dealers. The company pays these broker-dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

1. Summary of Significant Account Policies (Continued)

D. Securities Owned:
Marketable securities are valued at quoted market prices. Securities not readily marketable consists of warrants to purchase shares of NASDAQ Stock Market, Inc. valued at cost. Differences between cost and market value are reflected in trading gain or loss.

E. Depreciation and Amortization:
For financial statement purposes, depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related lease.

F. Statements of Cash Flows:
For purposes of the statements of cash flows, the Company considers all highly liquid, short-term investments with a three month maturity or less upon acquisition to be cash equivalents.

G. Revenue and Expense Recognition:
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

H. Income Taxes:
The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation, rent expense, and unrealized gains and losses on the Company's investment portfolio.

As of November 30, 2000 the Company had state and local net operating loss (NOL) carryforwards of approximately $550,000 available to offset taxable income in future years. These losses were fully utilized in the year ended November 30, 2001.

I. Monetary Risk:
The Company maintains its cash in bank deposit accounts and money market funds which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

J. Concentration of Business:
Approximately 78 percent of the Company's gross receipts for the year ended November 30, 2001, came from business transacted with one customer. Loss of this customer would have a severe impact on the company.

1. Summary of Significant Account Policies (Continued)

K. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments in Affiliates

At November 30, 2001, CMC had invested a total of $52,604 in Concordia 1. In addition, Barclay Investments, Inc. had invested $5,208 in COM, which has invested these funds in Concordia Partners, L.P. As of November 30, 2001, the carrying value of these investments includes, $54,222 of appreciation of which $9,266 is unrealized.

3. Property and Equipment

Property and equipment is summarized as follows:

Furniture and Equipment	$374,433
Leasehold Improvements	239,904
Total	614,336
Less Accumulated Depreciation and Amortization	301,970
Property and Equipment, Net	$312,366

4. Stock Redemption Payable

The Company from time to time has redeemed stock held by former employees both personally and in various retirement vehicles. It has been the Company's policy to pay for such stock purchases in annual installments where the amount is in excess of $25,000, with interest at 1% above the six-month Treasury Bill rate. The November 30, 2001 balance represents $34,018 outstanding from the year ended November 30, 2000 with three annual installments remaining.

5. Stockholders' Equity

During the year ended November 30, 1999, the Company redeemed 4,500 shares of its Class E Preferred Stock, at no cost to the Company, and cancelled the issue. The amount represented by this stock was transferred to Additional Paid in Capital. The shareholders contested this action by the Company and filed suit in United States District Court of Rhode Island. This and other matters are discussed under Note 11, Commitments and Contingencies. In November 2001, a settlement was reached under which the Company paid the shareholders $225,000 to resolve these claims. This amount was charged to Additional Paid-In Capital.

5. Stockholders' Equity (Continued)
A summary of Common Stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	904,290
Outstanding	479,070

6. Retirement Plans
A. Employee Stock Ownership Plan:
On October 10, 1995, the Board of Directors of Barclay Investments, Inc. voted to amend and restate the Company's profit sharing plan into a stock bonus plan and an employee stock ownership plan (ESOP) effective August, 1995. This plan covers substantially all employees and was designed to enable participants to acquire a common stock ownership interest in the Company, as well as to provide a vehicle for the Company to finance the purchase of stock from existing shareholders. Contributions to the plan will be made at the discretion of the employer (subject to certain limitations) and will be allocated to participants accounts based on the proportion that each participant's compensation (as defined) for the year bears to total compensation of all participants. Employees who have attained the age of twenty-one and have completed one year of service (as defined) are eligible to participate in the ESOP. Participants begin to vest after completing two years of service and become completely vested after five years of service, with the exception in the case of death, disability, or retirement, in which case participants become immediately vested.

Under the provisions of the ESOP, participants receiving distributions of company stock upon departure may require the Company to repurchase such shares at fair value.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. As of December 1, 2000, the ESOP owned approximately 194,500 shares of the Company's outstanding stock, all of which had been allocated to participant accounts. These shares were all sold or redeemed in the year ended November 30, 2001.

B. Defined Contribution Retirement Plan:
During the year ended November 30, 1997, the Company established a tax sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute from 1% to 15% of their compensation to the plan. Company contributions are discretionary in nature, based on an annual vote of the Board of Directors. Employees vest in Company contributions in graduated steps with 100% vesting after four years of service. The Company made no contribution to the plan for the year ended November 30, 2001.

7. Leases

The Company leased office space located in Newport, Rhode Island, under a lease expiring in February, 2004. Under the terms of the agreement, the office is to be leased for approximately $12,200 per year. In September 2001, the landlord exercised its option to cancel the remaining term of the lease in exchange for a one-time payment of $3,200.

During the year ended November 30, 1997, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires May 31, 2008.

Future minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending November 30	
2002	178,000
2003	181,000
2004	186,000
2005	192,000
2006	195,000
Thereafter	303,000
Total	$1,235,000

8. Provision for Income Taxes

The components of the provision for income taxes are as follows:

	2001
Current:	
Federal	$ 205,000
State	130,000
Deferred:	
Federal	14,000
State	2,000
Total Provision for Income Taxes	$ 351,000
Allocable to Extraordinary Item	(116,000)
Allocable to Operations	$ 235,000

The Company's effective income tax rate differs from the statutory rate primarily because of the surtax exemption, minimum taxes in certain states, various non-deductible expenses and the utilization of net operating losses against current period income.

9. Aggregate Indebtedness and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2001, the Company had net capital of $1,043,342 which was in excess of its required net capital by $625,536. The Company's ratio of aggregate indebtedness to net capital at November 30, 2001 was 6.01 to 1.

10. Extraordinary Item

In April 1999, the Company learned that its then Chief Financial Officer, employed in its General Securities Division in Providence, RI, had entered into unauthorized trades in proprietary accounts. Subsequent investigation disclosed a history of unauthorized trading by that individual and unauthorized transfers of funds between company accounts and that individual's personal account.

The Company determined that at November 30, 1998, there was an unsecured debit of $700,000 in what should have been a dormant account. This deficit was not recorded on the Company's books at November 30, 1998 and appears to be directly related to cumulative misappropriations and losses from unauthorized trading through that date.

The unauthorized trades entered into in April 1999, created additional losses including interest expense on debit balances, of approximately $1.1 million. This included losses on a trade in the individual's personal account, for which the Company was liable under the agreement with its clearing broker. Additionally, the Company incurred legal and professional fees in excess of $375,000 directly attributable to the defalcation and unauthorized trading.

As a result of this occurrence, the Company closed its General Securities Division and transferred all customer accounts to another broker-dealer. There were no losses to customers.

The Company also instituted legal action against its former Chief Financial Officer and the officer in charge of the General Securities division for their roles in these transactions. These lawsuits are discussed in Note 11.

The total losses to the Company, after taking tax benefits into account, were $1,757,139.

The Company obtained a judgement against the former Chief Financial Officer and in the year ended November 30, 2001 recovered $123,848 after expenses. The Company also received a payment of $129,300 under the provision of its fidelity bond.

In the year ended November 30, 2001, the Company's malpractice claim against its former auditors was settled. The amounts recovered are reflected in the financial statements as follows:

Net Payment Received	$ 290,000
Less: Tax Allocable	(116,000)
Net Recovery	$ 174,000

11. Commitments and Contingencies

A. Litigation Related to Defalcation and Unauthorized Trading:

The Company filed for arbitration with the National Association of Securities Dealers and filed suit in Rhode Island Superior Court against its former Chief Financial Officer and its former Treasurer, who also was in charge of the General Securities Division, for their roles in the defalcations and losses.

The former Treasurer sued the Company alleging an obligation by the Company to redeem the shares of company stock owned by him. The owner of the Class E Cumulative Preferred Stock, who is the wife of the former Treasurer of the Company, has filed suit in United States District Court of Rhode Island to compel the Company to redeem the preferred shares at par. The settlement agreement with respect to the Class E Preferred Stock is discussed in Note 5.

The Company has since entered into a settlement agreement with the former Treasurer under which all claims will be dismissed in exchange for payments from the former Treasurer's bankruptcy estate.

B. Other Litigation:

The Company is defendant in a number of lawsuits related to activities of a former subsidiary, Barclay Capital Management, Inc., which was sold in 1994. The Company believes the suit is without merit, but is unable to predict the outcome at this time.

The company has also been named in an action by a former employee of its General Securities Division in Providence, RI, alleging sexual discrimination and harassment. The Company believes the suit is without merit, but is unable to predict the outcome at this time.

C. Regulatory Actions:

In December 2000, the Boston office of NASD Regulation, Inc., (NASDR) notified the Company that it intended to recommend disciplinary proceedings against the Company arising out of the failure of the former Treasurer to be registered as a Principal while managing the Company's general securities division.

In March 2001, the State of Rhode Island instituted an action against the Company arising from the operations of its General Securities Division.

The actions were settled with the company entering into consent agreements and paying penalties of $25,000 each to the NASD and The State of Rhode Island.

SCHEDULE I
BARCLAY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities & Exchange Commission
as of November 30, 2001

Net Capital:		
Total ownership equity from Statement of Financial Condition		$1,848,505
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		1,848,505
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
Other (deductions) or allowable credits		0
Total Capital and allowable subordinated liabilities		1,848,505
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition	750,448	
Other deductions and/or charges	0	(750,448)
		1,098,057
Other additions and allowable credits		0
Net Capital before haircuts on securities position		1,098,057
Haircuts on securities positions:		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and Investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	54,715	
Undue concentration	0	
Other	0	(54,715)
Net Capital		1,043,342

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of AI)	417,806

The accompanying notes are an integral part of these consolidated financial statements.

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE I (CONTINUED)
BARCLAY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities & Exchange Commission
as of November 30, 2001

Minimum dollar net capital requirement of reporting broker or dealer	$ 30,000
Net capital requirement	417,806
Excess of net capital	625,536
Excess of net capital at 1000%	416,664
Ration of Aggregate Indebtedness to Net Capital	6.01 to 1

Reconciliation with corporation's computation (included in Part II of Form X-17a-5 as of November 30, 2001)

Net capital as reported	959,701
Net income adjustments	339,969
Hair cut adjustments	18,746
Non-allowable asset adjustments	(144,577)
Equity adjustments	(130,497)
Net capital as adjusted	1,043,342

Non-Allowable Assets	
Receivables 30+ days and other receivables	162,542
Investment in Affiliates	112,034
Securities Not Readily Marketable	20,100
Property and Equipment - Net	312,366
Prepaid Expenses and Security Deposits	85,306
Deferred Taxes	58,100
Total Non-Allowable Assets	750,448

Aggregate Indebtedness:	
Commissions Payable	2,432,533
Accounts Payable and Accrued Expenses	3,560,767
Income Taxes Payable	239,466
Stock Redemptions Payable	34,018
Total Aggregate Indebtedness	$6,266,784

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I (CONTINUED)
BARCLAY INVESTMENTS, INC, AND SUBSIDIARIES

Statement Regarding Exemption From Reporting:
Computation for Determination of Reserve Requirements
Under Rule 15c3-3

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3-3 (k) (2) (ii).

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

AUDITORS REPORT ON INTERNAL CONTROL

TO THE BOARD OF DIRECTORS OF
BARCLAY INVESTMENTS, INC.

In planning and performing our audit of the financial statements of Barclay Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedure referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Section 1.17 of the Commodity Exchange Act and should not be used for any other purposes.

NEW YORK, NEW YORK
JANUARY 22, 2002

Oram, Yelon + Bernstein, P.C.

ORAM, YELON & BERNSTEIN, P.C.